Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161449

KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 11 DATED NOVEMBER 8, 2012
TO THE PROSPECTUS DATED APRIL 13, 2012
This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc.dated April 13, 2012, as supplemented by supplement no. 1 dated April 13, 2012, supplement no. 6 dated July 25, 2012, supplement no. 7 dated August 13, 2012, supplement no. 8 dated August 16, 2012, supplement no. 9 dated October 24, 2012 and supplement no. 10 dated November 6, 2012. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition and related financing of a 301-unit apartment complex located in Charlotte, North Carolina.
Acquisition of Wesley Village
On November 6, 2012, we, through an indirect wholly owned subsidiary, KBS Legacy Partners Wesley LLC (the “Owner”), purchased a 301-unit apartment complex (“Wesley Village”) from Wesley Village Development, LP (the “Seller”). Wesley Village is located in Charlotte, North Carolina adjacent to the Central Business District (CBD) on approximately 11.0 acres of land.  The Seller is not affiliated with us or our advisors. In addition, we, through an indirect wholly owned subsidiary, KBS Legacy Partners Wesley Land LLC, acquired from the Seller a 3.8-acre parcel of undeveloped land (the “Adjacent Land”) adjacent to Wesley Village from the Seller.
The purchase price of Wesley Village was $43.8 million plus closing costs and the purchase price of the Adjacent Land was $2.0 million plus closing costs. We funded these acquisitions with proceeds from the Wesley Village Mortgage Loan in the amount of $29.6 million and proceeds from this offering.
Wesley Village was constructed in 2009 and is currently 93% occupied. Wesley Village is comprised of 301 apartment units, encompassing 308,377 rentable square feet.
On November 6, 2012, the Owner entered into a property management agreement (the “Property Management Agreement”) with GREP Southeast, LLC (“GREP Southeast”), which is not affiliated with us or our sponsors, pursuant to which GREP Southeast will provide property management services with respect to Wesley Village. Concurrently with the execution of the Property Management Agreement, the Owner also entered into a Property Management - Account Services Agreement (the “Services Agreement”) with Legacy Partners Residential L.P. (“LPR”), an affiliate of our sub-advisor, pursuant to which LPR will provide certain account maintenance and bookkeeping services related to Wesley Village. Under the Services Agreement, the Owner will pay LPR a monthly fee in an amount equal to 1% of Wesley Village’s Gross Monthly Collections (as defined in the Property Management Agreement). Unless otherwise provided for in an Approved Operating Budget (as defined in the Property Management Agreement), LPR will be responsible for all expenses that it incurs in rendering services pursuant to the Services Agreement. The Services Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 30 days’ prior written notice of its desire to terminate the Services Agreement. Notwithstanding the foregoing, the Owner may terminate the Services Agreement at any time without cause upon 30 days’ prior written notice to LPR. The Owner may also terminate the Services Agreement with cause immediately upon notice to LPR and the expiration of any applicable cure period. LPR may terminate the Services Agreement at any time without cause upon 90 days’ prior written notice to the Owner.
Financing of Wesley Village
On November 6, 2012, in connection with the acquisition of Wesley Village, the Owner entered into a five‑year multifamily note with Berkeley Point Capital LLC (the “Lender”) for borrowings of $29.6 million secured by Wesley Village (the “Wesley Village Mortgage Loan”).  The Wesley Village Mortgage Loan matures on December 1, 2017 and and bears interest at a fixed rate of 2.57%. Monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years for the balance of the loan, with the remaining principal balance and all accrued and unpaid interest due at maturity.  The Owner has the right to repay the loan in whole (but not in part) subject to certain conditions and a formula-based yield maintenance premium.  The loan is fully assumable by a subsequent purchaser of Wesley Village.

KBS Legacy Partners Properties LLC (“KBSLPP”), our indirect wholly owned subsidiary, is providing a limited guaranty of the Wesley Village Mortgage Loan with respect to certain potential costs, expenses, losses, damages and other sums for which the Owner is personally liable under the loan documents, including losses or damages which may result from certain intentional actions committed by the Owner or its affiliates in violation of the loan documents. KBSLPP is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Wesley Village Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the Owner under the Wesley Village Mortgage Loan.